SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13D-10)
Intraop Medical Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
46118N101

(CUSIP Number)
September 16, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No.	46118N101	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ellerphund Ventures II, L.P. IRS ID NO.: 20-8563476

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,980,818 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

17,980,818 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,980,818 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 17,980,818 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.

Page 2 of 14 Pages

CUSIP No.	46118N101	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ellerphund Capital II, LLC IRS ID No.: 26-0325198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,980,818 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

17,980,818 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,980,818 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC, Ellerphund IOPM, LP, Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 17,980,818 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerphund Ventures and does not directly own any securities of the Issuer. Ellerphund Ventures and Ellerphund Capital may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures. Ellerphund Ventures expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.

Page 3 of 14 Pages

CUSIP No.	46118N101	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ellerphund IOPM, LP IRS ID No.: 26-1817670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

14,642,856 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC, Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 14,642,856 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of t he Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.

Page 4 of 14 Pages

CUSIP No.	46118N101	Page	5	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ellerphund Capital III, LLC. IRS ID No.: 26-1298725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,642,856 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

14,642,856 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,642,856 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. and Ellerphund Capital II, LLC , Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund IOPM directly owns of record 14,642,856 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ellerphund IOPM and Ellerphund III may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Ellerphund IOPM. Ellerphund IOPM expressly disclaims beneficial ownership of any shares of Common Stock held by any other Eller Persons.

Page 5 of 14 Pages

CUSIP No.	46118N101	Page	6	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ryan Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,623,674 Shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

32,623,674 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,623,674 Shares of Common Stock (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 17,980,818 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerp hund Ventures and does not directly own any securities of the Issuer. Ellerphund IOPM directly owns of record 14,642,856 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ryan Eller and Marc Eller are the sole Managers of Ellerphund III and Ellerphund Capital. Ryan Eller does not directly own any securities of the Issuer. Ryan Eller may be deemed to have shared power to vote or direct the vote of, and t o dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM but expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer held by any Eller Person other than himself.

Page 6 of 14 Pages

CUSIP No.	46118N101	Page	7	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Marc Eller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		32,623,674 Shares of Common Stock (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

32,623,674 Shares of Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,623,674 Shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13G is filed by Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital”), Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). Ellerphund Ventures directly owns of record 17,980,818 shares of Common Stock of the Issuer. Ellerphund Capital is the sole general partner of Ellerp hund Ventures and does not directly own any securities of the Issuer. Ellerphund IOPM directly owns of record 14,642,856 shares of Common Stock of the Issuer. Ellerphund III is the sole general partner of Ellerphund IOPM and does not directly own any securities of the Issuer. Ryan Eller and Marc Eller are the sole Managers of Ellerphund III and Ellerphund Capital. Marc Eller does not directly own any securities of the Issuer. Marc Eller may be deemed to have shared power to vote or direct the vote of, and t o dispose or direct the disposition of, the securities of the Issuer held by Ellerphund Ventures and Ellerphund IOPM but expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer held by any Eller Person other than himself.

Page 7 of 14 Pages

Item 1.
(a)	Name of Issuer
Intraop Medical Corporation
(b)	Address of Issuer’s Principal Executive Offices
570 Del Ray Avenue
Sunnyvale, California
Item 2.
(a)	Name of Person Filing

The entities filing this statement are Ellerphund Capital III, LLC (“Ellerphund III”), Ellerphund IOPM, LP (“Ellerphund IOPM”), Ellerphund Ventures II, L.P. (“Ellerphund Ventures”) and Ellerphund Capital II, LLC (“Ellerphund Capital” together with Ellerphund III, Ellerphund IOPM and Ellerphund Ventures, the “Ellerphund Entities”). The individuals filing this statement are Mark Eller and Ryan Eller (each an “Eller Person” and, together the “Eller Persons”). The Eller Persons and the Ellerphund Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by the Ellerphund Entities or Eller Persons that such a “group” exists.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal place of business of each of the Ellerphund Entities or the Eller Persons is, 2612 Hibernia Street, Dallas, TX 75201.

(c)	Citizenship

Ellerphund Ventures is a Delaware limited partnership. Ellerphund IOPM is a Texas limited partnership. Ellerphund Capital and Ellerphund III are a Delaware limited liability companies. Marc and Ryan Eller are individuals residing in the state of Texas.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number:
46118N101

Page 8 of 14 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a)	Amount Beneficially Owned:
     The following information, with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13G, is provided as of September 22, 2009:

		Warrants
	Shares Held	Held	Shared Voting	Beneficial
Ellerphund Entity(1)	Directly	Directly	Power	Ownership

Ellerphund Ventures	17,980,818	0	17,980,818	17,980,818

Ellerphund Capital	0	0	17,980,818	17,980,818

Ellerphund IOPM	14,642,856	0	14,642,856	14,642,856

Ellerphund III	0	0	14,642,856	14,642,856

Marc Eller	0	0	32,623,674	32,623,674

Ryan Eller	0	0	32,623,674	32,623,674
(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Page 9 of 14 Pages

(b)	Percent of Class:

Ellerphund Entity(1)	Percentage of Class (2)

Ellerphund Ventures	4.6%

Ellerphund Capital	4.6%

Ellerphund IOPM	3.7%

Ellerphund III	3.7%

Marc Eller	8.3%

Ryan Eller	8.3%
(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

(2)	This percentage is calculated based upon 392,787,597 shares of the Issuer’s outstanding Common Stock, par value $0.001, stated in the Issuer’s Form 10-Q filed by the Issuer with the SEC on August 14, 2009.
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Sole
Voting
Ellerphund Entity(1)	Power

Ellerphund Ventures	0

Ellerphund Capital	0

Ellerphund IOPM	0

Ellerphund III	0

Marc Eller	0

Ryan Eller	0

Page 10 of 14 Pages

(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.
(ii)	shared power to vote or to direct the vote:

Shared Voting
Ellerphund Entity(1)	Power

Ellerphund Ventures	17,980,818

Ellerphund Capital	17,980,818

Ellerphund IOPM	14,642,856

Ellerphund III	14,642,856

Marc Eller	32,623,674

Ryan Eller	32,623,674
(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.
(iii)	sole power to dispose or to direct the disposition of:

Sole
Dispositive
Ellerphund Entity(1)	Power

Ellerphund Ventures	0

Ellerphund Capital	0

Ellerphund IOPM	0

Ellerphund III	0

Marc Eller	0

Ryan Eller	0

Page 11 of 14 Pages

(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.
(iv)	shared power to dispose or to direct the disposition of:

Shared
Dispositive
Ellerphund Entity(1)	Power

Ellerphund Ventures	17,980,818

Ellerphund Capital	17,980,818

Ellerphund IOPM	14,642,856

Ellerphund III	14,642,856

Marc Eller	32,623,674

Ryan Eller	32,623,674
(1)	The Eller Persons, Ellerphund Capital and Ellerphund III own no securities of the Issuer directly. Ellerphund Capital is the general partner of Ellerphund Ventures. Ellerphund III is the general partner of Ellerphund IOPM. The Eller Persons are the sole Managers of Ellerphund Capital and Ellerphund III.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of Issuer’s Common Stock, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Page 12 of 14 Pages

Item 9.	Notice of Dissolution of Group
     Not Applicable.

Item 10.	Certification
     By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 14 Pages

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED this 22nd day of September, 2009

ELLERPHUND IOPM, LP

By: Ellerphund Capital III, LLC
its general partner

By:	/s/ Ryan Eller

Ryan Eller, Managing Member

Ellerphund Capital III, LLC

By:	/s/ Ryan Eller

Ryan Eller, Managing Member

Ellerphund Ventures II, L.P.

By: Ellerphund Capital II, LLC
its general partner

By:	/s/ Ryan Eller

Ryan Eller, Managing Member

Ellerphund Capital II, LLC

By:	/s/ Ryan Eller

Ryan Eller, Managing Member

/s/ Ryan Eller

Ryan Eller

/s/ Marc Eller

Marc Eller
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

Page 14 of 14 Pages